Exhibit 99.1

ROYAL STANDARD MINERALS INC.
C.U.S.I.P # 780919106	OTCBB: RYSMF
NEWS RELEASE July 27, 2012

ROYAL STANDARD MINERALS ANNOUNCES RESIGNATION OF RIYAZ LALANI AS DIRECTOR

Toronto, Ontario – July 27, 2012 – Royal Standard Minerals Inc. (OTCBB:  RYSMF) (the “Company” or “Royal Standard”) today announced that Riyaz Lalani has tendered his resignation due to other personal and professional commitments.  The Board of Directors would like to express its thanks to Mr. Lalani for his dedicated service and contribution as a director of the Corporation.

About Royal Standard Minerals Inc.
Royal Standard Minerals is a junior mining and exploration company with multiple high quality gold projects in Nevada, USA.  The Company’s flagship, Goldwedge Mine, is located southeast of the Round Mountain gold mine in central Nevada.  Royal Standard explores and develops gold and polymetallic properties.  The Company’s current portfolio of gold exploration projects includes Fondaway Canyon, Piñon, and Dixie Comstock.

For more information please visit www.royalstandardminerals.com or contact:

Nisha Hasan, Investor Relations
TMX Equicom
Tel:  416-815-0700 ext. 258
E:  nhasan@equicomgroup.com

OR

Adena Philips, Corporate Strategy
Royal Standard Minerals
aphilips@manhattanminerals.com